Exhibit 99.2

Management’s Discussion and Analysis (MD&A)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2007 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding our objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which we believe are reasonable as of the current date.  While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2007 annual MD&A), that could cause results to differ materially from what we currently expect.  Therefore, future events and results may vary significantly from what we currently foresee.

Disclosure Controls and Procedures

Senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the six months ended April 30, 2008.

Outstanding Shares

There were 129,452,713 Class A retractable shares and 40,000 Common shares issued and outstanding at April 30, 2008.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $198.4 million during the six months ended April 30, 2008 as a result of the public offering completed on March 5, 2008 as well as increases in gold and silver prices.

The following table summarizes the quarterly financial information:

	Quarter ended (U.S.$ )
	Apr. 30, 2008	Jan. 31, 2008	Oct. 31, 2007	July 31, 2007
Unrealized appreciation (depreciation) of holdings (in millions)	$(58.7)	$205.1	$152.2	$(29.3)
Net income (loss) (in millions)	$(60.0)	$204.1	$151.4	$(30.1)
Net income (loss) per Class A share	$(0.47)	$1.63	$1.33	$(0.27)
Total Net Assets (in millions)	$1,435.9	$1,441.7	$1,237.5	$980.7

	Apr. 30, 2007	Jan. 31, 2007	Oct. 31, 2006	July 31, 2006
Unrealized appreciation (depreciation) of holdings (in millions)	$24.6	$74.0	$2.0	$(42.9)
Net income (loss) (in millions)	$23.7	$73.2	$1.2	$(43.2)
Net income (loss) per Class A share	$0.21	$0.67	$0.01	$(0.45)
Total Net Assets (in millions)	$1,010.8	$987.1	$836.3	$778.4

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a miniscule percentage of its net assets.  However, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of unrealized appreciation of holdings) for the six months ended April 30, 2008 was $144.1 million compared to $96.9 million for the same period in 2007.  Virtually all of the net income for the six month period was due to unrealized appreciation of holdings.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Safekeeping fees and bullion insurance costs increased, reflecting the higher prices of gold and silver bullion and increased bullion holdings.  Administration fees increased to $1,598,563 from $1,254,330 for the six months based on the increased assets under administration.  Legal fees increased due to changes in accounting policies and regulatory requirements.

Expenses as a percentage of average month-end net assets for the six-month period ended April 30, 2008 were 0.20%, compared to 0.22% for the same six-month period in 2007.  For the twelve months ended April 30, 2008, this expense ratio was 0.41% compared to 0.45% for the prior twelve-month period.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the six months ended April 30, 2008, Central Fund’s cash reserves increased by $1,957,910 to $29,488,783.  This increase was a result of the cash portion retained from the proceeds of the public offering completed on March 5, 2008.  This was offset by amounts used to pay expenses and the Class A share dividend.  The Administrator and senior officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Forward–looking and Market Risk Observations

Changes in the market prices of gold and silver impact the net asset values of Central Fund and its shares.  Assuming as a constant exchange rate the rate which existed on April 30, 2008 of Cdn. $1.0095 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.56 per share or Cdn. $0.56 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.53 per share or Cdn. $0.53 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $1.09 per share or Cdn. $1.09 per share.

Additional Information

This MD&A is dated June 3, 2008.  Additional information relating to the Company, including its Annual Information Form and 2007 Annual Report, is available on the SEDAR website at www.sedar.com.